The information in this preliminary prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission relating to these securities is effective. We will deliver a final prospectus supplement and prospectus to purchasers of these securities. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell these securities and neither is a solicitation of an offer to buy securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-113659
Subject to Completion, dated May 24, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 31, 2004)

6,200,000 Shares

Common Stock

This is an offering by The Houston Exploration Company of its common stock, which is listed on the New York Stock Exchange under the symbol “THX.” On May 21, 2004, the last reported sales price of our common stock on the New York Stock Exchange was $45.01 per share. We intend to enter into a Distribution Agreement with KeySpan Corporation and its subsidiary to redeem and cancel 10,800,000 shares of our common stock owned by KeySpan in exchange for all the stock of Seneca-Upshur Petroleum, Inc., our wholly-owned subsidiary, to which we will contribute all of our Appalachian Basin assets and cash in an amount calculated to equalize the value of the stock being exchanged. We will use substantially all of the net proceeds from the sale of 6,200,000 shares of our common stock in this offering and borrowings under our revolving bank credit facility to fund the cash required to be contributed to Seneca-Upshur.

Investing in our common stock involves risks. “Risk Factors” begin on page S-10 of this prospectus supplement.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to The Houston Exploration Company (before expenses)	$	$

The underwriters have an option to purchase up to an additional 930,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2004.

Joint Book-Running Managers

LEHMAN BROTHERS	GOLDMAN, SACHS & CO.

WACHOVIA SECURITIES

A.G. EDWARDS

HOWARD WEIL INCORPORATED

KEYBANC CAPITAL MARKETS

PETRIE PARKMAN & CO.

                        , 2004

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures that would pertain if at some time in the future we were to sell debt securities, preferred stock, common stock or depositary shares. Accordingly, the accompanying prospectus contains data which do not apply to this offering.

      If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares and seeking offers to buy the shares, only in the jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any other date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

i

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.houstonexploration.com. Information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

      In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and may supersede information in this prospectus supplement and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 9 or Item 12 on any Current Report on Form 8-K) until we sell all of the securities that may be offered by this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	our Definitive Proxy Statement on Schedule 14A filed April 28, 2004;

•	our Current Reports on Form 8-K filed on February 5, April 30, and May 24, 2004; and

•	the description of our common stock contained in Amendment No. 1 to our Registration Statement on Form 8-A filed on September 19, 1996 under Section 12 of the Securities Exchange Act of 1934.

      You can request a copy of these filings at no cost to you by writing or calling us at the following address: Investor Relations, The Houston Exploration Company, 1100 Louisiana, Suite 2000, Houston, Texas 77002-5215, by mail, or if by telephone at (713) 830-6800.

ii

SUMMARY

      This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares. In this prospectus supplement, the terms “Houston Exploration,” “THX,” “we,” “us,” “our” and similar terms mean The Houston Exploration Company and its subsidiary, Seneca-Upshur Petroleum, Inc., and the term “KeySpan” means KeySpan Corporation and its affiliates (other than us), including THEC Holdings Corp., KeySpan’s wholly-owned subsidiary that holds its investment in us. We have provided definitions for some of the oil and gas industry terms used in this prospectus supplement in the Glossary beginning on page S-34 of this prospectus supplement.

The Houston Exploration Company

      We are an independent natural gas and oil producer focusing on growing reserves and production through development, exploration and acquisition of natural gas and oil reserves in North America. Our principal operations currently are located in the following areas:

•	South Texas, where we are one of the largest natural gas producers along the prolific Lobo Trend in Zapata, Webb and Jim Hogg Counties;

•	Offshore in the Gulf of Mexico, where our exploration activities focus predominantly on deep shelf prospects below 15,000 feet on the Outer Continental Shelf; and

•	Arkansas, in the Arkoma Basin, where our efforts in field-wide downspacing have resulted in a number of highly attractive drilling locations.

      Additionally, during 2003 we commenced operations in the Rocky Mountain region, with an initial emphasis in the Uinta Basin of Eastern Utah, where we currently hold 81,700 net undeveloped acres. We also have operations in the Appalachian Basin, which we intend to distribute to KeySpan in the exchange transaction described below, and in East Texas.

      Since going public in 1996, our targeted geographic focus has allowed us to capitalize on operational efficiencies and localized expertise and, in turn, to profitably increase reserves by 13% per year and production by 19% per year on a compounded annual basis. Daily production averaged 295 MMcf of natural gas equivalent in 2003, and our total estimated net proved reserves were 755 Bcf of natural gas equivalent at December 31, 2003, of which 68% was proved developed and 94% was natural gas. All of our reserves have been fully engineered by either Netherland, Sewell & Associates, Inc. or Miller and Lents, Ltd., independent petroleum engineering consultants.

      We were founded in December 1985 and began exploring for natural gas and oil on behalf of KeySpan Corporation. KeySpan is a diversified energy provider whose principal natural gas distribution and electricity generation operations are located in the Northeastern United States. As of May 21, 2004, KeySpan owned 17,380,392 shares, or approximately 54.5%, of our outstanding common stock.

Description of the Exchange

      We intend to enter into a Distribution Agreement with KeySpan pursuant to which we will redeem and cancel 10,800,000 shares of our common stock owned by KeySpan in exchange for all the stock of Seneca-Upshur Petroleum, Inc., our wholly-owned subsidiary, to which we will contribute all of our Appalachian Basin assets and cash in an amount calculated to equalize the value of the stock being exchanged. We will refer to this transaction in this document as the “Exchange,” and to our subsidiary as “Seneca-Upshur.” The Exchange is intended to qualify as a tax-free exchange under Section 355(a) of the Internal Revenue Code.

      To fund cash in an amount calculated to equalize the value of the stock being exchanged, we are offering 6,200,000 shares of our stock in this offering and will borrow an estimated additional $109 million under our revolving bank credit facility. We intend to contribute substantially all of the net proceeds of this offering, the estimated $109 million that we borrow and all of our Appalachian Basin assets and related liabilities (which the parties have agreed are worth $60 million) to Seneca-Upshur. Under the terms of the Distribution Agreement, we would then convey to KeySpan all of the shares of Seneca-Upshur, in exchange for 10,800,000 shares of our common stock held by KeySpan. We intend to cancel the 10,800,000 shares of our common stock received from KeySpan, which taking into account the shares offered hereby, will result in a net decrease of 4,600,000 of our outstanding shares.

      The value that KeySpan will receive for its 10,800,000 shares in the Exchange will be determined by a formula, one of the components of which is the public offering price in this offering. The public offering price in this offering will also determine the amount we will borrow under our revolving bank credit facility. Assuming a public offering price of $45.01 (which is the last reported sales price of our common stock on the New York Stock Exchange on May 21, 2004), KeySpan will receive a per share value for its 10,800,000 shares that is equal to $40.09. The value per share received by KeySpan will increase or decrease, as the case may be, by approximately $0.51 per share for a corresponding $1.00 increase or decrease in the assumed public offering price.

      Following the Exchange, KeySpan will own 6,580,392 shares, or approximately 24.1%, of our outstanding common stock. We may contribute a portion of the net proceeds from any exercise by the underwriters of their over-allotment option prior to the closing of this offering to Seneca-Upshur and up to 310,000 additional shares of our common stock may be redeemed from KeySpan in the Exchange (in which case KeySpan would own 6,270,392 shares, or approximately 22.5%, of our outstanding common stock). The remainder of the net proceeds from the underwriters’ exercise of the over-allotment option will be used to reduce our borrowings under our revolving bank credit facility.

      A diagram of the transaction is set forth below (assuming a $45.01 public offering price in this offering):

•	Step One: We offer 6,200,000 shares of our common stock to the public.

•	Step Two: We contribute substantially all of the net proceeds of this offering, an estimated additional $109 million borrowed under our revolving bank credit facility and all of our Appalachian Basin assets and related liabilities (which the parties have agreed are worth $60 million) to our wholly-owned subsidiary, Seneca- Upshur.

•	Step Three: We transfer all of the shares of Seneca-Upshur to KeySpan in exchange for 10,800,000 shares of our common stock owned by KeySpan.

•	Step Four: We cancel the 10,800,000 shares of our common stock received from KeySpan.

      The net effect of the offering and Exchange is the redemption and cancellation of 4,600,000 shares of our common stock, the disposition of our Appalachian Basin assets and an estimated $109 million increase in our borrowings. As of December 31, 2003, we had 50.5 Bcfe of estimated proved reserves in the Appalachian Basin. As of March 31, 2004, the daily production rate from our Appalachian Basin properties was approximately 8 MMcfe/d, representing approximately 3% of our production.

      Following the transaction, we will have 27,288,945 shares outstanding, approximately 24.1% of which will be owned by KeySpan and approximately 75.9% of which will be owned by our public stockholders. In addition, KeySpan will reduce its representation on our Board of Directors to two directors, and William G. Hargett will assume the role of Chairman of the Board in addition to his current responsibilities as Chief Executive Officer of our company.

      We are currently seeking ways to make our shares more attractive to investors and to maximize our ability to compete effectively in the acquisition and labor markets. The offering and Exchange will increase the public float of our stock, which we believe will increase the trading liquidity of our stock, making it a more appealing security for investors to own and for research analysts to cover. We believe this increased liquidity will make our shares more desirable as consideration for future acquisitions, as well as enabling us to better attract and retain management and key employees. We believe that the increased liquidity of our shares and the increased investor interest in our shares will enhance our ability to implement these acquisitions and labor strategies.

      The Exchange and the terms of the Distribution Agreement and certain related ancillary agreements are described in more detail under “Description of the Exchange.”

Business Strategy

      We strive to maximize shareholder value by growing reserves, production, cash flow and net asset value while maintaining our financial flexibility and discipline. We incorporate the following operating philosophies in executing our strategy:

•	Pursue a Balanced Growth Strategy. We pursue a strategy of exploiting our existing reserves, exploring for new reserves and acquiring new properties. We invest in exploitation and development projects intended to generate cash flows from which we can fund future expansion opportunities. Founded as an exploration company, we supplement our exploitation activities by continuing to invest in exploratory prospects. We augment our exploitation and exploration activities with acquisitions of new properties that we believe offer significant unexploited reserve potential and that conform to our operating philosophy.

•	Focus on Natural Gas. Our production and reserve base is heavily weighted toward natural gas. As of and for the year December 31, 2003, approximately 94% of our net proved reserves and approximately 93% of our production was natural gas, respectively. We believe that domestic natural gas supply and demand fundamentals are attractive. Our assets are concentrated in natural gas prone areas in the United States where we consistently have developed new inventories of drilling opportunities. As the domestic natural gas business continues to evolve, we believe our margin-focused approach to natural gas exploration, development and exploitation will provide us with attractive opportunities for continued growth.

•	Maintain Significant Operating Control. Whenever possible, we prefer to operate our properties as it gives us more control over the nature and timing of capital expenditures and overall operating expenses. We currently operate approximately 85% of our wells, and our average working interest as of December 31, 2003 was approximately 70%.

•	Concentrate on Core Areas. Our strategy of focusing drilling activities on properties in relatively concentrated offshore and onshore areas permits us to more efficiently utilize our base of geological, engineering, exploration and production experience and expertise in these regions. Moreover, by concentrating our operations, we can manage a large asset base with a relatively small number of employees and can integrate additional properties at relatively low incremental costs. At December 31, 2003, approximately 90% of our reserves were located in our three core areas: the Gulf of Mexico, South Texas and the Arkoma Basin. Future growth opportunities may include the addition of new core areas, including expansion in the Rocky Mountain region.

•	Strive to Be a Low Cost Producer. Due to our natural gas focus, geographic concentration in core areas and high degree of operating control, we believe our lease operating expense is among the lowest in the industry. For 2003, our lease operating expense was $0.44 per Mcfe. We believe that our low operating cost structure provides us a significant competitive advantage and results in higher margins and cash flows.

•	Employ Conservative Financial Policies. We typically fund our exploitation and exploration activities out of cash flows from operations. Historically, we have funded acquisitions through our revolving bank credit facility, focusing on prompt repayment in order to minimize our debt service obligations. Following the Exchange, we also will consider issuing equity in acquisitions. Our current debt levels, even taking into account the estimated additional $109 million we intend to borrow in connection with the Exchange, provide flexibility to continually review and adjust our capital budgets during the year based on operational developments, commodity prices, service costs, acquisition opportunities and numerous other factors. In addition, we maintain an active hedging program designed to reduce the impact of commodity price fluctuations and provide more predictable cash flows that allow us to better plan our capital expenditures.

      Our corporate offices are located at 1100 Louisiana Street, Suite 2000, Houston, Texas 77002, and our telephone number at that location is (713) 830-6800.

The Offering

Common stock offered by Houston Exploration	6,200,000 shares. We also have granted the underwriters an option to purchase up to 930,000 additional shares to cover over-allotments.

Common stock outstanding after this offering, consummation of the Exchange and cancellation of the shares of our common stock received from KeySpan	27,288,945 shares(1)

Use of proceeds	Substantially all of the net proceeds from this offering will be contributed to Seneca-Upshur along with our Appalachian Basin assets and an estimated additional $109 million borrowed under our revolving bank credit facility. The stock of Seneca-Upshur will be distributed to KeySpan in the Exchange. A portion of the net proceeds from any exercise of the underwriters’ over-allotment option prior to the closing of this offering may be contributed to Seneca-Upshur and up to 310,000 additional shares of our common stock may be redeemed from KeySpan in the Exchange. The remainder of the net proceeds will be used to reduce our borrowings under our revolving bank credit facility.

Ownership of our shares	After completion of this offering and the Exchange, KeySpan’s ownership of our outstanding common stock would decrease from 17,380,392 shares (approximately 54.5%) to 6,580,392 shares (approximately 24.1%), as set forth in the table below:

			Immediately Following
	As of May 21, 2004		the Exchange

	Shares	Percentage	Shares	Percentage

KeySpan	17,380,392	54.5%	6,580,392	24.1%
Public Investors	14,508,553	45.5%	20,708,553	75.9%

Total	31,888,945	100.0%	27,288,945	100.0%

New York Stock Exchange symbol	THX

(1)	Unless otherwise indicated, the number of shares of our common stock shown in this prospectus supplement to be outstanding after this offering is based on the number of shares outstanding as of May 21, 2004, plus the 6,200,000 shares offered by this prospectus supplement, less the 10,800,000 shares to be received from KeySpan and cancelled, and excludes:

•	2,101,165 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $30.75 per share; and

•	1,500,000 shares of common stock reserved for additional grants under The Houston Exploration Company 2004 Long-Term Incentive Plan.

Risk Factors

      You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement for a discussion of risks relating to an investment in our common stock.

Summary Consolidated Financial Data

      The following tables set forth summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004. The summary data were derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, and from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, each of which is incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our Annual Report on Form 10-K and in our Quarterly Report on Form 10-Q. All amounts are in thousands, except per share data.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Income Statement Data:
Total revenues	$388,509	$345,381	$492,752	$129,003	$151,882
Operating expenses:
Lease operating expenses	25,291	33,976	47,072	11,646	12,706
Severance tax	11,035	9,487	15,958	4,305	3,057
Transportation expense	7,652	9,317	10,387	2,492	2,736
Asset retirement accretion expense	—	—	3,668	826	1,288
Depreciation, depletion and amortization	128,736	171,610	197,530	45,654	60,964
Write down in carrying value	6,170	—	—	—	—
General and administrative, net	17,110	13,077	19,542	3,884	6,088

Total operating expenses	195,994	237,467	294,157	68,807	86,839
Income from operations	192,515	107,914	198,595	60,196	65,043
Other (income) expense(1)	119	(9,070)	(15,746)	(10,578)	110
Interest expense, net	2,992	7,398	8,342	2,266	2,287
Income tax provision	66,803	39,092	72,187	24,039	22,956

Income before cumulative effect of change in accounting principle(2)	122,601	70,494	133,812	44,469	39,690
Cumulative effect of change in accounting principle(2)	—	—	(2,772)	(2,772)	—

Net income	$122,601	$70,494	$131,040	$41,697	$39,690

Net income per share:
Basic	$4.06	$2.31	$4.21	$1.35	$1.26
Fully diluted	$4.00	$2.28	$4.20	$1.34	$1.25
Weighted average shares outstanding:
Basic	30,228	30,569	31,097	30,960	31,598
Fully diluted	30,645	30,878	31,213	31,069	31,714
Cash Flow Data:
Net cash provided by operating activities	$358,032	$243,869	$390,832	$62,981	$131,159
Net cash used in investing activities	(368,277)	(252,125)	(461,822)	(53,646)	(74,637)
Net cash provided by (used in) financing activities	9,189	17,668	55,528	(21,780)	(45,371)
footnotes on next page

	As of December 31,			As of March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Balance Sheet Data (in thousands):
Working capital (deficit)	$34,314	$10,550	$(36)	$8,592	$(18,257)
Property, plant and equipment, net	938,761	1,022,414	1,371,129	1,085,716	1,379,728
Total assets	1,059,092	1,151,068	1,509,065	1,248,724	1,539,100
Long-term debt and notes	244,000	252,000	302,000	230,000	245,000
Stockholders’ equity	565,881	592,789	735,534	623,169	760,792

(1)	For 2001, other expense of $0.2 million represents nonrecurring expenses incurred in connection with a strategic review of alternatives for Houston Exploration and KeySpan’s investment in our company, including the possible sale of all or a portion of Houston Exploration. See Consolidated Financial Statements, Note 6 — Related Party Transactions in our Annual Report on Form 10-K for the year ended December 31, 2003. For 2002 and 2003, other income includes $9.1 million and $21.6 million, respectively, representing recoupments of prior period severance tax expense that were recognized pursuant to the receipt of a “high cost/ tight sand” designation for a portion of our South Texas production in July 2002. Additionally, for 2003, other income includes $5.9 million in expenses incurred pursuant to the early redemption of our $100 million 8 5/8% notes in June 2003. See Consolidated Financial Statements, Note 2 — Long-Term Debt and Notes in our Annual Report on Form 10-K for the year ended December 31, 2003.

(2)	On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Pursuant to our adoption of SFAS 143, we recognized a charge to income during the first quarter of 2003 of $2.8 million, net of tax, for the cumulative effect of the change in accounting principle. See Consolidated Financial Statements, Note 1 — Summary of Organization and Significant Accounting Policies — Asset Retirement Obligations in our Annual Report on Form 10-K for the year ended December 31, 2003.

Summary Operating Data

      The following table sets forth summary production data, average sales prices and operating expenses for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Production:
Natural gas (MMcf)	87,095	97,368	99,965	24,385	28,132
Oil (MBbls)	459	859	1,307	257	348
Total (MMcfe)	89,849	102,522	107,807	25,927	30,220
Average daily production (MMcfe/d)	246	281	295	288	332

Average sales prices:
Natural gas (per Mcf) realized(1)	$4.32	$3.32	$4.55	$4.93	$4.99
Natural gas (per Mcf) unhedged	4.18	3.16	5.23	6.36	5.43
Oil (per Bbl) realized(1)	22.83	23.99	28.15	31.57	32.50
Oil (per Bbl) unhedged	22.83	23.99	28.46	33.42	32.50

Operating expenses (per Mcfe):
Lease operating	$0.28	$0.33	$0.44	$0.45	$0.42
Severance tax	0.12	0.09	0.15	0.17	0.10
Transportation expense	0.09	0.09	0.10	0.10	0.09
Asset retirement accretion expense	—	—	0.03	0.03	0.04
Depreciation, depletion and amortization	1.43	1.67	1.83	1.76	2.02
Writedown of carrying value	0.07	—	—	—	—
General and administrative, net	0.19	0.13	0.18	0.15	0.20

(1)	Realized price includes the effects of hedging.

Summary Natural Gas and Oil Reserve Information

      The following table summarizes the estimates of our historical net proved reserves as of December 31, 2001, 2002 and 2003 and the present values that have been attributed to these reserves at these dates. All of our reserve data and present values have been fully engineered by either Netherland, Sewell & Associates, Inc. or Miller and Lents, Ltd., independent petroleum engineering consultants.

	December 31,

	2001	2002	2003(3)

	(Dollars in thousands)
Natural gas (MMcf)	568,208	610,409	709,883
Oil (MBbls)	6,605	6,533	7,481
Total (MMcfe)	607,838	649,607	754,769
Present value of future net revenues before income taxes(1)	$714,416	$1,326,314	$1,955,197
Standardized measure of discounted future net cash flows(2)	$551,525	$1,058,068	$1,504,406

(1)	The present value of future net revenues attributable to our reserves was prepared using prices in effect at the end of the respective periods presented, discounted at 10% per annum (“PV10”) on a pre-tax basis. In accordance with current SEC guidelines, PV10 includes the fair value of our natural gas and oil hedges in place at December 31, 2001, 2002 and 2003 of a positive $65.8 million, a negative $38.6 million and negative $101.2 million, respectively. Year-end prices per Mcf of natural gas used in making the present value determinations as of December 31, 2001, 2002 and 2003 were $2.38, $4.35 and $5.79, respectively. Year-end prices per Bbl of oil used in making the present value determinations as of December 31, 2001, 2002 and 2003 were $17.78, $28.74 and $30.27, respectively.

(2)	The standardized measure of discounted future net cash flows represents the present value of future net revenues after income tax discounted at 10% per annum and has been calculated in accordance with SFAS No. 69, “Disclosures About Oil and Gas Producing Activities” and, in accordance with current SEC guidelines, does not include estimated future cash inflows from our hedging program.

(3)	As of December 31, 2003, the Appalachian Basin assets in the Exchange had estimated net proved reserves of 50.5 Bcfe, with a PV10 of approximately $82 million. As of March 31, 2004, the Appalachian Basin assets were producing approximately 8 MMcfe/d.

RISK FACTORS

      You should consider carefully the following risk factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated herein by reference before deciding to invest in our common stock.

The volatility of natural gas and oil prices may affect our financial results.

      As an independent natural gas and oil producer, our revenues are highly dependent on the price of, and demand for, natural gas and oil. Even relatively modest changes in natural gas and oil prices may significantly change our revenues, results of operations, cash flows and proved reserves. Historically, the markets for natural gas and oil have been volatile and are likely to continue to be volatile in the future. Prices for natural gas and oil may fluctuate widely in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of natural gas and oil;

•	the price of foreign imports;

•	overall domestic and global economic conditions;

•	terrorist attacks or military conflicts;

•	political and economic conditions in oil producing countries;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the level of consumer product demand;

•	weather conditions;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations; and

•	the price and availability of alternative fuels.

      We cannot predict future natural gas and oil price movements. If natural gas and oil prices decline, the amount of natural gas and oil we can economically produce may be reduced, which may result in a material decline in our revenues.

We may be required to take additional writedowns if natural gas and oil prices decline.

      We may be required under full cost accounting rules to write down the carrying value of our natural gas and oil properties when natural gas and oil prices are low or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results.

      We utilize the full cost method of accounting for natural gas and oil exploration and development activities. Under full cost accounting we are required by SEC Regulation S-X Rule 4-10 to perform a ceiling test each quarter. The ceiling test is an impairment test and generally establishes a maximum, or “ceiling,” of the book value of our natural gas and oil properties that is equal to the expected after tax present value of the future net cash flows from proved reserves, including the effect of cash flow hedges, calculated using prevailing prices on the last day of the period. If the net book value of our natural gas and oil properties (reduced by any related net deferred income tax liability and asset retirement obligation) exceeds our ceiling limitation, SEC regulations require us to impair or “writedown” the book value of our natural gas and oil properties. Depending on the magnitude of any future impairments, a ceiling test writedown could significantly reduce our income, or produce a loss. As ceiling test computations involve the prevailing price on the last day of the quarter, it is impossible to predict the timing and magnitude of any future impairments.

The book value of our proved natural gas and oil properties increased in 2003 as a function of our higher finding and development cost for the year and the increase in future development costs associated with reserves added during the year. To the extent our finding and development costs continue to increase, we will become more susceptible to ceiling test writedowns in low price environments.

Relatively short production periods for our properties subject us to high reserve replacement needs and require significant capital expenditures to replace our reserves at a faster rate than companies whose reserves have longer production periods.

      Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs are generally characterized by declining production rates that vary depending on reservoir characteristics and other factors. High production rates generally result in recovery of a relatively higher percentage of reserves from properties during the initial few years of production.

      In our business planning, we utilize a reserve life index measurement of reserves to production and generally seek to maintain or increase such index annually. As of December 31, 2003, our reserve to production index was 7.0 years. The wells in the Appalachian Basin assets have historically provided longer life reserves relative to our typical onshore wells and our offshore Gulf of Mexico wells. By conveying the Appalachian Basin assets to KeySpan in the Exchange, we will shorten our reserve life index to 6.6 years. As a result, our need to replace reserves from new investments will be greater after the Exchange.

The success of our business depends upon our ability to find, develop and acquire natural gas and oil reserves.

      Without successful exploration, development or acquisition activities, our oil and gas reserves and our revenues will decline over time. In addition, we may not be able to maintain our current cost structure while continuing to operate in mature producing basins. It is becoming more difficult to find and develop new reserves at historical costs. The continuing development of reserves and acquisition activities require significant expenditures. Our cash flow from operations may not be sufficient for this purpose, and we may not be able to obtain the necessary funds from other sources. If we are not able to replace reserves at sufficient levels, the amount of credit available to us may decrease since the amount of borrowing capacity available under our revolving bank credit facility is based, in large part, on the estimated quantities of our proved reserves. Without continued capital investment, our oil and gas reserves will decline.

Estimates of proved reserves and future net revenue may change if the assumptions on which such estimates are based prove to be inaccurate.

      Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves. The accuracy of any reserve estimate is a function of the quality of available data, engineering, geological interpretation and judgment and the assumptions used regarding quantities of recoverable natural gas and oil reserves and prices for crude oil and natural gas. Natural gas and oil prices have fluctuated widely in recent years. Volatility is expected to continue and price fluctuations directly affect estimated quantities of proved reserves and future net revenues. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and these variances may be significant. Also, we make certain assumptions regarding future natural gas and oil prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from the assumptions used could result in the actual quantity of our reserves and future net cash flow being materially different from the estimates in our reserve reports. In addition, results of drilling, testing and production and changes in crude oil and natural gas prices after the date of the estimate may result in downward revisions to our reserve estimates. Some of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history.

      The reserve data contained in this prospectus supplement represent only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates prepared by one engineer may vary from those prepared by another. Estimates are subject to revision based on numerous factors including, reservoir performance, prices and economic conditions. In addition, results of drilling, testing and actual production subsequent to the date of estimate may justify revision of that estimate. Revisions to prior estimates may be material. Reserve estimates are often different from the quantities of natural gas and oil that we are ultimately able to recover and are highly dependent upon the accuracy of the underlying assumptions.

Our acquisition and investment activities may be unsuccessful and costly.

      The successful acquisition of producing properties requires assessment of reserves, future commodity prices, operating costs and potential environmental and other liabilities. These assessments may not be accurate. Our review of the properties we intend to acquire may not reveal all existing or potential problems nor allow us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We may not always perform inspections on every property or well, and structural or environmental problems may not be observable even when an inspection is undertaken. Accordingly, we may suffer the loss of one or more acquired properties due to title deficiencies or may be required to make significant expenditures to cure environmental contamination with respect to acquired properties. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We are generally not entitled to contractual indemnification for environmental liabilities and we typically acquire structures on a property on an “as is” basis.

We may not be able to meet our substantial capital requirements.

      Our business is capital intensive. To maintain or increase our base of proved oil and gas reserves, we must invest a significant amount of cash flow from operations in property acquisitions, development and exploration activities. We are currently making and will continue to make substantial capital expenditures to find, develop, acquire and produce natural gas and oil reserves. If our revenues or borrowing base under our revolving bank credit facility decrease as a result of lower natural gas and oil prices, operating difficulties or declines in reserves, we may not be able to expend the capital necessary to undertake or complete future drilling programs or acquisition opportunities unless we raise additional funds through debt or equity financings. We may not be able to obtain debt or equity financing, and cash generated by operations or available under our revolving bank credit facility may not be sufficient to meet our capital requirements.

Our business involves many operating risks that can cause substantial losses; insurance may not protect us against all these risks.

      In our operations we may experience hazards and risks inherent in drilling for, producing and transporting natural gas and oil. These hazards and risks may result in loss of hydrocarbons, environmental pollution, personal injury claims, and other damage to our properties and third parties and include:

•	fires;

•	natural disasters, including weather;

•	explosions;

•	encountering formations with abnormal pressures;

•	encountering unusual or unexpected geological formations;

•	blowouts;

•	cratering;

•	unexpected operational events;

•	equipment malfunctions;

•	pipeline ruptures; and

•	spills.

      We are insured against some, but not all, of the hazards associated with our business. We believe this is standard practice in our industry. Because of this practice, however, we may be liable or sustain losses that could be substantial due to events that are not insured or are underinsured. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our financial condition and results of operations.

Our reserves, production and cash flow are highly dependent upon operations that are concentrated in three primary areas.

      During 2003, we generated approximately 96% of our production from three primary areas of operation, with 47% from South Texas, 41% from offshore Gulf of Mexico and 8% from the Arkoma Basin. The concentrated nature of our operations subjects us to the risk that a regional event could cause a significant interruption in our production or otherwise have a material affect on our profitability. This is particularly true of our offshore operations, which are susceptible to weather disturbances, some of which can be severe enough to cause substantial damage to facilities and production infrastructure.

Drilling natural gas and oil wells is a high-risk activity and subjects us to a variety of factors that we cannot control.

      Our drilling activities subject us to many risks, including the risk that we will not find commercially productive reservoirs. Drilling for natural gas and oil can be unprofitable, not only from dry wells, but also from productive wells that do not produce sufficient revenues to return a profit. Also, title problems, weather conditions, governmental requirements and shortages or delays in the delivery of equipment and services can delay our drilling operations or result in their cancellation. The cost of drilling, completing and operating wells is often uncertain, and new wells may not be productive. As a result, we may not recover all or any portion of our investment.

Our hedging activities could result in financial losses or could reduce our income.

      To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we currently and may in the future enter into hedging arrangements for a significant portion of our natural gas and oil production. For 2004 and 2005, we have entered into derivative instruments relating to approximately 73% and 58%, respectively, of our planned production utilizing a variety of instruments, including fixed price swaps, collars and options. Many derivative instruments that we employ require us to make cash payments to the extent the NYMEX index exceeds a predetermined price, thereby limiting our ability to realize the benefit of increases in natural gas prices. As we typically index our derivative instruments to NYMEX prices as opposed to the local indices where we sell our gas, our hedging strategy may not protect our cash flows if basis differentials increase between the NYMEX and local prices. Under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, our income could be negatively affected to the extent our NYMEX-indexed derivative instruments are deemed ineffective in hedging price fluctuations at our sales points. If we experience a sustained material interruption in our production, we might be forced to satisfy all or a portion of our hedging obligations without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. Lastly, an attendant risk exists in hedging activities that the counterparty in any derivative transaction cannot or will not perform under the instrument and that we will not realize the benefit of the hedge. It is also important to note that it is not practical to hedge the cash flows relating to all of our production, and we therefore retain the risk of a price decrease on our un-hedged volumes.

We may incur substantial costs to comply with costly and stringent environmental and other governmental laws and regulations.

      Our exploration and production operations are regulated extensively at the federal, state, and local levels. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigating and remedial obligations, and the issuance of injunctions limiting or prohibiting our operations. We have made and will continue to make all necessary expenditures, both financial and managerial, in our efforts to comply with the requirements of environmental and governmental regulations. However, environmental laws and regulations, including those that may at some time arise to address global climate change or facility security concerns, are expected to continue to have an increasingly costly and stringent impact on our operations resulting in substantial costs and liabilities in the future.

      We currently own, lease, and have in the past owned or leased, numerous properties that have been used for the exploration and production of oil and gas for many years. Although we have used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, petroleum hydrocarbons or wastes may have been disposed or released by prior operators of properties that we are acquiring as well as by current third party operators of properties in which we have an ownership interest. Properties impacted by any such disposal or releases could be subject to costly and stringent investigatory or remedial requirements under environmental laws, some of which impose strict, joint and several liability without regard to fault or the legality of the original conduct, including the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as “CERCLA” or the “Superfund” law, the federal Oil Pollution Act or “OPA,” the federal Resource Conservation and Recovery Act or “RCRA,” and analogous state laws. Under such laws and any implementing regulations, we could be required to remediate contaminated properties and take actions to compensate for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury or property damages allegedly caused by the release of petroleum hydrocarbons or wastes into the environment. We currently do not expect any remedial obligations imposed under environmental laws to have a significant effect on our operations.

We face strong competition.

      As an independent natural gas and oil producer, we face strong competition in all aspects of our business. Many of our competitors are large, well-established companies that have substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for productive natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial and human resources permit.

The inability of one or more of our customers to meet their obligations may adversely affect our financial results.

      Substantially all of our accounts receivable result from natural gas and oil sales or joint interest billings to third parties in the energy industry. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. In addition, our natural gas futures and swap contracts also expose us to credit risk in the event of nonperformance by counterparties.

KeySpan controls us and may have conflicts of interest with our other stockholders in the future.

      A variety of conflicts of interest between KeySpan and our public stockholders may arise as a result of KeySpan’s controlling interest in our company. Currently, KeySpan beneficially owns approximately 54.5% of our common stock. Following this offering and consummation of the Exchange, KeySpan will beneficially own approximately 24.1% of our common stock (approximately 22.5% if the underwriters exercise their over-allotment option in full).

      Following the Exchange, KeySpan will maintain the right to designate two representatives on our Board of Directors.

      Even at its reduced ownership level, KeySpan will be able to exert significant influence on actions regarding the following:

•	the election of members of our Board of Directors;

•	the outcome of the vote on all matters requiring the vote of our stockholders;

•	all matters relating to our management;

•	the acquisition or disposition of our assets, including the sale of our business as a whole;

•	payment of dividends on our common stock;

•	the future issuance of our common stock or other securities; and

•	hedging, drilling, operating and acquisition expenditure plans.

      KeySpan’s concentrated ownership may make it less likely that any other holder or group of holders of common stock will be able to affect the way we are managed or the direction of our business. These facts may also delay or prevent a change in our management or voting control.

      In the future, KeySpan may engage in additional divestitures of its investment in us. Because KeySpan’s interests may differ from those of our other stockholders, KeySpan’s divestitures may not be favorable to our other stockholders. Any such transaction may not provide our public stockholders the opportunity to sell their shares.

Provisions in our restated certificate of incorporation and bylaws and Delaware law make it more difficult to effect a change in control of the company, which could adversely affect the price of our common stock.

      Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of us or our management. These provisions include:

•	giving the board the exclusive right to fill all board vacancies;

•	requiring special meetings of stockholders to be called only by the board;

•	prohibiting stockholder action by written consent;

•	prohibiting cumulative voting in the election of directors; and

•	allowing for authorized but unissued common and preferred shares, including shares that could be used to establish a stockholders’ rights plan.

      All of the above provisions could make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock.

Future sales of our shares could depress the market price of our common stock.

      The market price of our common stock could decline as a result of either further sales by KeySpan after this offering or issuances and sales by us of additional shares of common stock pursuant to our existing shelf registration statement that covers sales of our common stock by us and KeySpan or otherwise. The market price of our common stock could also decline as the result of the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Failure of the Exchange to qualify as a tax-free exchange could result in our recognition of gain, and potentially expose us to additional taxes.

      Although we will receive a tax opinion from our counsel that the Exchange should be tax free to us, it is possible that the Internal Revenue Service (“IRS”) could take a contrary position. If the IRS were to take such a contrary position and prevail, we would recognize a gain on the Exchange as if we had sold the shares of Seneca-Upshur to KeySpan. Under these circumstances, while any related federal and state income tax liabilities could be significant, we do not believe any such liabilities will have a material effect on us.

We will incur additional indebtedness in connection with the Exchange, which may further restrict our financial flexibility.

      We expect to borrow an estimated additional $109 million under our revolving bank credit facility to consummate the Exchange which, combined with our outstanding indebtedness as of March 31, 2004, will increase our total indebtedness to approximately $354 million. As a result of this additional borrowing, our debt to capitalization ratio will increase from approximately 24% to approximately 37%. In addition, our current borrowing base will be reduced from $375 million to $340 million. Our revolving bank credit facility and the indenture governing our senior subordinated notes contain covenants that require a substantial portion of our cash flow from operations to be dedicated to the payment of interest on our indebtedness. During 2003 and the first three months of 2004, we made aggregate interest payments of $18.4 million and $0.9 million, respectively. Funds dedicated to debt service payments will not be available for other purposes. Furthermore, other covenants in these agreements require us to meet the financial tests specified in these agreements and establish other restrictions that limit our ability to borrow additional funds or dispose of assets. They may also affect our flexibility in planning for, and reacting to, changes in business conditions.

USE OF PROCEEDS

      Substantially all of the net proceeds from this offering will be contributed to Seneca-Upshur along with our Appalachian Basin assets and an estimated additional $109 million borrowed under our revolving bank credit facility (assuming a public offering price of $45.01, which is the last reported sales price of our common stock on the New York Stock Exchange on May 21, 2004).

      A portion of the net proceeds from any exercise of the underwriters’ over-allotment option prior to the closing of the offering may be contributed to Seneca-Upshur and up to 310,000 additional shares of our common stock may be redeemed from KeySpan in the Exchange. The remainder of the net proceeds from the underwriters’ exercise of the over-allotment option will be used to reduce our borrowings under our revolving bank credit facility.

CAPITALIZATION

      The following table sets forth our unaudited capitalization as of March 31, 2004:

•	on a historical basis; and

•	on an as adjusted basis (without giving effect to the underwriters’ over-allotment option) assuming a public offering price of $45.01 to reflect the issuance of the common stock in this offering and the application of the estimated net proceeds therefrom, including:

•	the issuance of 6,200,000 shares of common stock,

•	the borrowing of an estimated additional $109 million under our revolving bank credit facility as additional cash consideration in the Exchange, and

•	the receipt and subsequent cancellation of 10,800,000 shares from KeySpan in the Exchange.

      This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which is incorporated by reference herein.

	As of March 31, 2004

	Historical	As Adjusted

	(In thousands)
Long-term debt:
Revolving Credit Facility(1)	$70,000	$179,000
7% Senior Subordinated Notes due 2013	175,000	175,000

Total long-term debt	245,000	354,000

Stockholders’ equity:
Common Stock, $.01 par value, 31,854,155 and 27,288,945 shares issued and outstanding	319	273
Additional paid-in capital	380,392	211,846
Unearned compensation	(746)	(746)
Retained earnings	435,064	435,064
Accumulated other comprehensive income	(54,237)	(54,237)

Total stockholders’ equity	760,792	592,200

Total capitalization	$1,005,792	$946,200

(1)	As of May 21, 2004, we had $66.0 million outstanding under our revolving bank credit facility, excluding $0.4 million in letters of credit. As of such date, availability for borrowings under the revolving bank credit facility was $308.6 million. As a result of the Exchange, our current borrowing base will be reduced from $375 million to $340 million. As adjusted for the Exchange as of May 21, 2004, we would have had $175.0 million outstanding under our revolving bank credit facility, excluding $0.4 million in letters of credit. As adjusted as of May 21, 2004, the availability for borrowings under the revolving bank credit facility would have been $164.6 million.

DESCRIPTION OF THE EXCHANGE

      The following is a summary of the terms and provisions of the Distribution Agreement that we expect to enter into at the time of this offering.

Overview of the Exchange

      As of May 21, 2004, KeySpan owned 17,380,392 shares of our common stock, representing approximately 54.5% of our outstanding common stock. We intend to enter into a Distribution Agreement with KeySpan pursuant to which we will redeem and cancel 10,800,000 shares of our common stock owned by KeySpan in exchange for all the stock of Seneca-Upshur, our wholly-owned subsidiary, to which we will contribute all of our Appalachian Basin assets and related liabilities and cash. The Exchange is intended to qualify as a tax-free exchange under Section 355(a) of the Internal Revenue Code.

      In order to equalize the value of the stock being exchanged, we will capitalize Seneca-Upshur with an additional amount of cash. To fund this cash equalization contribution, we are offering 6,200,000 shares of our stock in this offering and will borrow an estimated additional $109 million under our revolving bank credit facility. We intend to contribute substantially all the net proceeds of this offering, the estimated additional $109 million that we borrow and all of our Appalachian Basin assets and related liabilities (which the parties have agreed are worth $60 million) to Seneca-Upshur. Under the terms of the Distribution Agreement, we would then convey to KeySpan all of the shares of Seneca-Upshur in exchange for 10,800,000 shares of our common stock held by KeySpan. We intend to cancel all the shares of our common stock received from KeySpan, which taking into account the shares offered hereby, will result in a net decrease of 4,600,000 of our outstanding shares.

      The value that KeySpan will receive for its 10,800,000 shares in the Exchange will be determined by a formula, one of the components of which is the public offering price in this offering. The public offering price in this offering will also determine the amount we will borrow under our revolving bank credit facility. Assuming a public offering price of $45.01 (which is the last reported sales price of our common stock on the New York Stock Exchange on May 21, 2004), KeySpan will receive a per share value for its 10,800,000 shares that is equal to $40.09. The value per share received by KeySpan will increase or decrease, as the case may be, by approximately $0.51 per share for a corresponding $1.00 increase or decrease in the assumed public offering price.

      Following the Exchange, KeySpan will own 6,580,392 shares, or approximately 24.1%, of our outstanding common stock. We may contribute a portion of the net proceeds from any exercise by the underwriters of their over-allotment option prior to the closing of this offering to Seneca-Upshur and up to 310,000 additional shares of our common stock may be redeemed from KeySpan in the Exchange (in which case KeySpan would own 6,270,392 shares, or approximately 22.5%, of our outstanding common stock). The remainder of the net proceeds from the underwriters’ exercise of the over-allotment option will be used to reduce our borrowings under our revolving bank credit facility.

      A diagram of the transaction is set forth below (assuming a $45.01 public offering price in this offering):

•	Step One: We offer 6,200,000 shares of our common stock to the public.

•	Step Two: We contribute substantially all of the net proceeds of this offering, an estimated additional $109 million borrowed under our revolving bank credit facility and all of our Appalachian Basin assets and related liabilities (which the parties have agreed are worth $60 million) to our wholly-owned subsidiary, Seneca- Upshur.

•	Step Three: We transfer all of the shares of Seneca-Upshur to KeySpan in exchange for 10,800,000 shares of our common stock owned by KeySpan.

•	Step Four: We cancel the 10,800,000 shares of our common stock received from KeySpan.

      Seneca-Upshur will not have any right, title or interest in any of our South Texas, East Texas, Gulf of Mexico, Arkoma, or Rocky Mountain assets, all of which we will retain.

      The net effect of the offering and the Exchange is the redemption and cancellation of 4,600,000 shares of our common stock, the disposition of our Appalachian Basin assets and an estimated $109 million increase in our borrowings. As of December 31, 2003, we had 50.5 Bcfe of estimated proved reserves in the Appalachian Basin. As of March 31, 2004, the daily production rate from our Appalachian Basin properties was approximately 8 MMcfe/d, representing approximately 3% of our production.

      Following the transaction, we will have 27,288,945 shares outstanding, approximately 24.1% of which will be owned by KeySpan and approximately 75.9% of which will be owned by our public stockholders. In addition, KeySpan will reduce its representation on our Board of Directors to two directors, and William G. Hargett will assume the role of Chairman of the Board in addition to his current responsibilities as Chief Executive Officer of our Company.

Ownership of Houston Exploration Following the Exchange

      Our Board of Directors appointed a special committee comprised of four independent directors, Messrs. Harold R. Logan, Jr. (Chairman), David G. Elkins, Donald C. Vaughn and John U. Clarke, to review the terms of the Exchange. Each committee member received $40,000 ($50,000 for the chairman), as well as reimbursement of expenses, for service on the special committee. The special committee retained special outside legal counsel, as well as the financial advisory firm of Petrie Parkman & Co., to assist the committee in its review. In addition, the special committee discussed the terms of the Exchange with our senior management. After completing its review, the special committee unanimously concluded that the Exchange was advisable and in our best interests. In reaching its decision, the special committee considered numerous factors in consultation with its financial and legal advisors. The special committee also took into account the opinion delivered to it by Petrie Parkman & Co. to the effect that the consideration to be paid or received by us in the Exchange is fair from a financial point of view to us and our stockholders, other than KeySpan.

      Prior to consummation of the Exchange, we will transfer to Seneca-Upshur: (i) all of the assets relating solely to our natural gas exploration, development and production operations in West Virginia, New York and Pennsylvania (referred herein as the “Appalachian business”) that are not already owned by Seneca-Upshur; (ii) all of the liabilities relating to the Appalachian business other than liabilities that already are obligations of Seneca-Upshur; (iii) substantially all of the net proceeds of this offering; and (iv) estimated additional cash in the amount of $109 million (we refer to (i)-(iv) collectively as the “reorganization”). In exchange for these transfers, Seneca-Upshur will accept, assume and pay, perform or otherwise discharge, in accordance with their respective terms and conditions, the liabilities relating to the Appalachian business. Following these transfers, all of the assets and liabilities relating to our Appalachian business will be in Seneca-Upshur.

Pro Forma Effects of the Exchange

      Following the Exchange and the related transfer of our Appalachian Basin assets (which accounted for approximately 8 MMcfe/d, representing approximately 3% of our production as of March 31, 2004):

•	the number of our shares outstanding will decrease from 31,888,945 to 27,288,945, and our public float (excluding shares held by KeySpan) will increase from approximately 45.5% to 75.9% of our total outstanding shares;

•	assuming a public offering price of $45.01, our total borrowings will increase by an estimated $109 million, increasing our debt to capitalization ratio from 24% to 37%;

•	our total estimated net proved reserves as of December 31, 2003 will decrease by approximately 7%, from approximately 755 Bcfe to approximately 704 Bcfe; and

•	assuming this transaction occurred on January 1, 2003, our fully diluted earnings per share for the year ended December 31, 2003 and the first quarter of 2004 would have increased from $4.20 to $4.83 and from $1.25 to $1.40, respectively.

Rationale

      We are currently seeking ways to make our shares more attractive to investors and to maximize our ability to compete effectively in the acquisition and labor markets.

      KeySpan currently owns 17,380,392, or approximately 54.5%, of our total shares outstanding. As a result, our public float and the average daily trading volume of our stock, measured as a percentage of our market capitalization, are relatively small compared to other companies of our size that do not have significant shareholders. We believe that our relative lack of public float and trading liquidity have historically made our shares less attractive to prospective investors and resulted in less coverage of our stock by the research analyst community. In addition, we believe that potential counterparties in merger and acquisition transactions have perceived our stock as relatively unattractive compared to the stock of our competitors with greater float and trading liquidity. We believe that this perception has limited our ability to use our stock as currency in transactions and to pursue our balanced approach to growing our asset base through a combination of exploitation, exploration and acquisitions.

      The offering and Exchange will increase the public float of our stock by 6,200,000 shares, or approximately 43%, which we believe will significantly increase the trading liquidity of our shares. As a result, we believe that our shares will be a more appealing security for investors to own and a more attractive security for research analysts to cover. In addition, we believe that our shares will be perceived as a more desirable acquisition currency by prospective sellers of assets. In the future, we expect to utilize our shares as consideration for acquisitions, as well as to attract and retain management and key employees. We believe that the increased liquidity of our shares and the increased investor interest in our shares will enhance our ability to implement these acquisitions and labor strategies.

Tax Implications

      In the Distribution Agreement, the parties will acknowledge and agree that no party is making any representation or warranty regarding the tax effects or tax consequences, if any, of the transactions contemplated in the Distribution Agreement or in the ancillary agreements, and that each party has consulted with and is relying upon its own tax advisors with respect to such effects and consequences. In connection with the Exchange, we will enter into a Tax Matters Agreement with Seneca-Upshur and KeySpan, pursuant to which the parties will allocate liability for certain taxes and responsibility for certain tax procedures and other related tax matters. Generally, the agreement provides that, except in certain limited circumstances, if the Exchange fails to qualify as a tax-free transaction, each party would be responsible for its own tax consequences.

      Although we will receive a tax opinion from our counsel that the reorganization and the Exchange should be tax free to us, it is possible that the IRS could take a contrary position. If the IRS were to take such a contrary position and prevail, we would recognize a gain on the Exchange as if we had sold the shares of Seneca-Upshur to KeySpan. Under these circumstances, while any related federal and state income tax liabilities could be significant, we do not believe any such liabilities will have a material effect on us.

Employee Matters

      As of March 31, 2004, approximately 25 of our 170 full time employees were involved in the Appalachian business. We intend to terminate, and KeySpan will offer employment to, the employees involved in the Appalachian business. We will be responsible for payment of accrued but unused vacation and all compensation due to such employees prior to the closing of the Exchange, as well as certain health benefit coverage continuation. We also will fully vest the 401(k) plan accounts of each employee involved in the Appalachian business hired by KeySpan. KeySpan will be responsible for severance payments to any of the employees terminated by them, other than for cause, within one year following the closing.

      As recognition for the successful leadership of our management in developing and consummating the Exchange, our Board of Directors may pay a bonus to our Chief Executive Officer and other senior management as a result of the transaction. The amount, if any, paid to our Chief Executive Officer will not exceed $3.5 million.

The Appalachian Business

      The “Appalachian business” is the natural gas exploration, development and production operations conducted by us and our subsidiary in West Virginia, New York and Pennsylvania.

      Our Appalachian property base is located primarily in central West Virginia and includes the Belington, Clarksburg and Seneca Upshur Fields located in Barbour, Randolph, Upshur and Mingo Counties of West Virginia. As of December 31, 2003, we had 50.5 Bcfe of estimated proved reserves in the Appalachian Basin. As of March 31, 2004, the daily production rate from our Appalachian Basin properties was approximately 8 MMcfe/d, representing approximately 3% of our production. We have approximately 129,000 net acres under lease in the Appalachian Basin and own working interests in 1,411 wells of which we operate 1,304 or 92%. Our average working interest is 73%.

Representations and Warranties

      The Distribution Agreement will contain representations and warranties of the parties that are customary for transactions of this type including, among other matters, lease operating and expense statements, no undisclosed liabilities, title to oil and gas interests and other assets, condition and sufficiency of such assets, certain environmental matters and reserve report data.

Conditions to Closing

      Consummation of transactions contemplated by the Distribution Agreement is subject to customary conditions to closing. Either KeySpan or the Company may choose not to proceed with the Exchange, in which case this offering will not be consummated.

Standstill and Lock-Up Agreements

      The Distribution Agreement will include a restriction on the ability of KeySpan and its affiliates to increase their ownership of our shares following the Exchange above the number of shares that they own immediately following the Exchange (adjusted for any stock splits, reclassifications or similar transactions) for a period of three years. In addition, we will agree not to issue additional shares of our common stock, except in connection with employee benefit plans, for the period ending on August 15, 2004.

Indemnification

      Subject to the limitations set forth in the Distribution Agreement, following consummation of the Exchange, we will indemnify KeySpan and its affiliates and representatives, against damages arising out of or resulting from any breach of a representation, warranty or covenant made by us or the excluded liabilities, excluded assets and the business retained by us. We will not be liable for indemnification unless the aggregate damages exceed $1.8 million, and then only for the amount of such excess, no damages will be counted toward the deductible unless they individually exceed $50,000, and our aggregate liability will not exceed $30 million; provided that the deductible, threshold and cap apply only to damages relating to breaches of representations and warranties by us, and do not apply to breaches of covenants, excluded liabilities, excluded assets, the retained business or damages arising under the Tax Matters Agreement.

      KeySpan has agreed to similar indemnification obligations, and will indemnify us and our affiliates (other than KeySpan) and representatives against damages arising out of or resulting from any breach of a representation, warranty or covenant, any liability of the Appalachian business and the operation of the Appalachian business after consummation of the Exchange. KeySpan will not be liable for this indemnification unless the aggregate damages exceed $1.8 million, and then only for the amount of such excess, no damages will be counted toward the deductible unless they individually exceed $50,000, and KeySpan’s aggregate liability will not exceed $30 million; provided that the deductible, threshold and cap apply only to damages relating to breaches of representations and warranties by KeySpan, and do not apply to breaches of covenants, the business liabilities or damages arising under the Tax Matters Agreement.

Ancillary Agreements

      In connection with the consummation of the transactions contemplated by the Distribution Agreement, we will enter into a number of ancillary agreements, including the Tax Matters Agreement, a Transition Services Agreement and an Asset Contribution Agreement.

•	Under the Tax Matters Agreement, the parties will allocate liability for certain taxes and responsibility for certain tax procedures and other related tax matters.

•	Under the Transition Services Agreement, we will agree to provide certain transitional operational and accounting services with respect to the Appalachian business for a monthly fee.

•	Under the Asset Contribution Agreement, we will contribute to Seneca-Upshur all of the assets relating solely to the Appalachian business that are not already owned by Seneca-Upshur, and Seneca-Upshur will assume all of the liabilities relating to the Appalachian business for which it is not already liable.

Common Stock Ownership of KeySpan

      As of May 21, 2004, KeySpan, through its wholly-owned subsidiary, THEC Holdings Corp., beneficially owned 17,380,392 shares, or approximately 54.5% of our outstanding common stock (based on 31,888,945 shares of common stock outstanding as of that date). Following this offering and the Exchange (including our cancellation of the 10,800,000 shares to be received from KeySpan), KeySpan will beneficially own 6,580,392 shares, or approximately 24.1% of our outstanding common stock (approximately 22.5% if the underwriters’ over-allotment option is exercised in full).

      KeySpan’s principal place of business is One Metro Tech Center, Brooklyn, New York 11201, and its telephone number is (718) 403-1000.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the New York Stock Exchange under the symbol “THX.” The following table sets forth the range of high and low sales prices per share of our common stock for each calendar quarter.

	Sales Price

	High	Low

2002
First quarter	$33.65	$27.32
Second quarter	31.85	28.40
Third quarter	31.45	23.80
Fourth quarter	34.00	28.21
2003
First quarter	$31.45	$25.81
Second quarter	35.20	26.72
Third quarter	36.28	31.25
Fourth quarter	37.70	33.35
2004
First quarter	$45.85	$35.79
Second quarter (through May 21, 2004)	47.22	41.40

      On May 21, 2004, our common stock as reported on the New York Stock Exchange, closed at $45.01 per share. We encourage you to obtain current market price quotations for our common stock.

DIVIDEND POLICY

      We have not declared or paid any cash dividends and do not anticipate declaring any dividends in the foreseeable future. We plan to retain our cash for the operation and expansion of our business, including exploration, development and acquisition activities. In addition, our revolving bank credit facility and the indenture governing our 7% Senior Subordinated Notes due 2013 contain restrictions on the payment of dividends to holders of common stock.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

      The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-U.S. holder that holds our common stock as a capital asset.

      For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income or estate tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal income or estate tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company”). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

      If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

      If you are considering the purchase of our common stock, you should consult your own tax advisers concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

Dividends

      Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete IRS Form W-8BEN (or successor form) and certify under penalties of perjury, that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

      A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder, (ii) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

      We believe we currently are, and anticipate remaining, a “United States real property holding corporation” for U.S. federal income tax purposes. As long as we are a U.S. real property holding corporation, then if our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

Federal Estate Tax

      Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code, or such holder otherwise establishes an exemption.

      Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

      Under the terms and conditions contained in an underwriting agreement dated                     , 2004, each of the underwriters named below, for whom Lehman Brothers Inc. and Goldman, Sachs & Co. are joint book-running managers and representatives of the underwriters named below, has severally agreed to purchase from us the following respective numbers of shares of common stock.

Number of
Underwriters	Shares

Lehman Brothers Inc.
Goldman, Sachs & Co.
Wachovia Capital Markets, LLC
A.G. Edwards & Sons, Inc.
Howard Weil Incorporated
KeyBanc Capital Markets, a Division of McDonald Investments Inc.
Petrie Parkman & Co., Inc.

Total	6,200,000

      We have been advised by the underwriters that they propose to offer the common stock initially at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers (who may include the underwriters) at such public offering price less a concession not to exceed $           per share. The underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed $           per share. After the initial public offering of the common stock, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the underwriters.

      The underwriting agreement provides that the obligations of the underwriters are subject to approval of legal matters by counsel and other conditions. The underwriters are committed to purchase all of the common stock if they purchase any common stock other than those shares covered by the over-allotment option described below.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an additional 930,000 shares of common stock at the public offering price, less the underwriting discounts and commissions, shown on the cover page of this prospectus supplement, to cover over-allotments. The option for 310,000 shares must be exercised prior to the closing of this offering and the option for the remaining 620,000 shares must be exercised within 30 days of pricing. If the underwriters exercise this option, each of the underwriters will be committed (subject to certain conditions) to purchase a number of additional shares of common stock proportionate to its initial commitment as indicated in the preceding table.

Commissions and Expenses

      The following table summarizes the underwriting discount. The underwriting discount is equal to the public offering price less the amount paid to us. The underwriting discount is equal to           % of the public offering price. The amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      We estimate that the total expenses of the offering and the Exchange, not including the underwriting discount, will be approximately $3.5 million. Such discount and expenses will be taken into account in the value of the Exchange.

      The offering of the common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

Indemnification

      We and KeySpan will indemnify the underwriters against liabilities relating to the offering including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-Up Agreements

      Except for the common stock offered hereby, we have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, common stock or other capital stock, with certain exceptions, prior to the expiration of 90 days from the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. and Goldman, Sachs & Co. on behalf of the underwriters. Our executive officers and directors have agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of our common stock or any securities convertible into or exchangeable for, or any rights to acquire, our common stock or our other capital stock for 90 days following the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. and Goldman, Sachs & Co. KeySpan and THEC Holdings have agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of our common stock or any securities convertible into or exchangeable for, or any rights to acquire, our common stock or our other capital stock for 90 days following the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. and Goldman, Sachs & Co.

      Lehman Brothers Inc. and Goldman, Sachs & Co., at their discretion, may release the shares of common stock subject to the lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release the shares of common stock from lock-up agreements, Lehman Brothers Inc. and Goldman, Sachs & Co. will consider, among other factors, the reasons for requesting the release, the number of shares of common stock for which the release is being requested, and market conditions at the time.

Stabilization, Short Positions and Penalty Bids

      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing

      Our shares of common stock are listed on the NYSE under the symbol “THX.”

Affiliations

      Lehman Brothers Inc., Goldman, Sachs & Co., and the other underwriters have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. In addition, affiliates of Wachovia Capital Markets, LLC are lenders under our revolving bank credit facility.

      Petrie Parkman & Co., one of the underwriters, advised the special committee of our independent directors in connection with evaluating the Exchange pursuant to which it received customary compensation.

      Several of the underwriters were underwriters for our June 2003 private offering of $175 million of 7% Senior Subordinated Notes.

Electronic Distribution

      A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made. This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

      Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by the Company or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

      The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Company and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

      Each Canadian investor who purchases shares will be deemed to have represented to the Company, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103 — Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 — Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

      Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

      Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against the Company and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the Company and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against the Company or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them. The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which the Company and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights.” The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

      The Company is organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of the directors and officers of the Company, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside of Canada.

Language of Documents

      Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document,vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

      The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by King & Spalding LLP, our outside counsel. The underwriters are being represented by Vinson & Elkins L.L.P.

EXPERTS

      Estimates of the oil and gas reserves of The Houston Exploration Company and related future net cash flows and the present values thereof, included herein and in The Houston Exploration Company’s Annual Report on Form 10-K for the year ended December 31, 2003, were based upon reserves reports prepared by Miller and Lents, Ltd. and Netherland, Sewell & Associates, Inc., both independent petroleum engineering consultants. These estimates are included and incorporated herein in reliance on the authority of each such firm as experts in such matters.

GLOSSARY

      The definitions set forth below apply to the indicated terms as used in this Prospectus Supplement. All volumes of natural gas referred to are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

      Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to crude oil or other liquid hydrocarbons.

      Bcf. Billion cubic feet.

      Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

      Dry Well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of production exceed production expenses and taxes.

      MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

      Mcf. One thousand cubic feet.

      Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

      Mcfe/d. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids per day.

      MMcf. One million cubic feet.

      MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

      MMcfe/d. One million cubic feet equivalent per day.

      Oil. Crude oil and condensate.

      Present value. When used with respect to natural gas and oil reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

      Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

      Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. In addition, please refer to the definitions of proved oil and gas reserves as provided in Rule 4-10(a)(2)(3)(4). The rule is available at the SEC website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

      Reserve Life Index. The reserve life index is calculated by dividing year-end proved reserves by annual production for the applicable period.

      Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

PROSPECTUS

The Houston Exploration Company

$600,000,000

Common Stock

Preferred Stock
Depositary Shares
Debt Securities

17,380,392 Shares of Common Stock

We may offer and sell from time to time in one or more offerings:

•	shares of common stock;

•	shares of preferred stock, in one or more series, which may be convertible into or exchangeable for common stock or debt securities and which may be issued in the form of depositary shares evidenced by depositary receipts; and

•	senior or subordinated unsecured debt securities in one or more series.

In addition, KeySpan Corporation, one of our securityholders, may offer and sell from time to time in one or more offerings up to 17,380,392 shares of our common stock.

The aggregate initial offering price of the securities that we will offer will not exceed $600,000,000. The aggregate amount of our common stock that the selling securityholder will offer will not exceed 17,380,392 shares. We or the selling securityholder will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. The securities may be offered separately or together in any combination or as separate series.

We will provide the specific terms of the securities offered in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement. The prospectus supplement may add, update or change information contained in this prospectus.

The amount of common stock to be offered by the selling securityholder identified herein will be specified in prospectus supplements. We will not receive any proceeds from any sale of common stock by the selling securityholder.

We or the selling securityholder may sell these securities directly or through agents, underwriters or dealers, or through a combination of these methods. See “Plan of Distribution.” The prospectus supplement will list any agents, underwriters or dealers that may be involved and the compensation they will receive. The prospectus supplement also will show you the total amount of money that we or the selling securityholder will receive from selling the securities being offered, after the expenses of the offering.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “THX.”

Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of the securities unless accompanied by the applicable prospectus supplement.

This prospectus is dated March 31, 2004.

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell from time to time any combination of the different types of securities described in this prospectus in one or more offerings up to a total offering amount of $600 million, and the selling securityholder may sell from time to time our common stock described in this prospectus in one or more offerings of up to a total of 17,380,392 shares. This prospectus only provides you with a general description of the securities we or the selling securityholder may offer. Each time securities are offered under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described below under the heading “Where You Can Find More Information.”

      In this prospectus references to “Houston Exploration,” “we,” “us” and “our” mean The Houston Exploration Company.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet or at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our common stock is listed and traded on the New York Stock Exchange (the “NYSE”). You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. The information we file with the SEC and other information about us also is available on our website at http://www.houstonexploration.com. However, the information on our website is not a part of this prospectus.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and may supersede information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that may be offered by this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003; and

•	the description of our common stock contained in Amendment No. 1 to our registration statement on Form 8-A filed on September 19, 1996 under Section 12 of the Securities Exchange Act of 1934.

      You may review these filings, at no cost, over the Internet at our website at http://www.houstonexploration.com, or request a copy of these filings by writing or calling us at the following address:

Investor Relations

The Houston Exploration Company
1100 Louisiana, Suite 2000
Houston, Texas 77002-5215
(713) 830-6800

FORWARD-LOOKING STATEMENTS

      Some of the information, including all of the estimates and assumptions, contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. These statements use forward-looking words such as “anticipate,” “believe,” “expect,” “estimate,” “may,” “project,” “will,” or other similar expressions and discuss “forward-looking” information, including the following:

•	anticipated capital expenditures;

•	future cash flows and borrowings;

•	pursuit of potential future acquisition opportunities; and

•	sources of funding for exploration and development.

      Although we believe that these forward-looking statements are based on reasonable assumptions, our expectations may not occur and we cannot guarantee that the anticipated future results will be achieved. A number of factors could cause our actual future results to differ materially from the anticipated future results expressed in this prospectus, any prospectus supplement and the documents we have incorporated by reference. These factors include, among other things:

•	the volatility of natural gas and oil prices;

•	the requirement to take writedowns if natural gas and oil prices decline;

•	our ability to replace, find, develop and acquire reserves;

•	acquisition and investment risks;

•	our ability to meet our substantial capital requirements;

•	our outstanding indebtedness;

•	the uncertainty of estimates of natural gas and oil reserves and production rates;

•	operating risks of natural gas and oil operations;

•	dependence upon operations concentrated in three primary areas;

•	drilling risks;

•	our hedging activities;

•	governmental regulation;

•	environmental matters;

•	competition;

•	our financial results being contingent upon our customers meeting their obligations;

•	potential conflicts of interest with our majority shareholder; and

•	our majority stockholder has indicated that its investment in our company is not a core asset.

      Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2003.

      When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this document, any prospectus supplement and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

THE HOUSTON EXPLORATION COMPANY

      We are an independent natural gas and oil company engaged in the exploration, development, exploitation and acquisition of natural gas and oil reserves in North America. Natural gas is our primary focus. Our core areas of operations are South Texas, offshore in the shallow waters of the Gulf of Mexico, the Arkoma Basin of Oklahoma and Arkansas and the Appalachian Basin of West Virginia. During 2003, we began operations in the Rocky Mountain Region, with an initial focus in the Uinta Basin of northeastern Utah.

      At December 31, 2003, our net proved reserves were 755 billion cubic feet equivalent, or Bcfe, with a present value, discounted at 10% per annum, of cash flows before income taxes of $2.0 billion. Our reserves are fully engineered on an annual basis by independent petroleum engineers. Approximately 94% of our net proved reserves at December 31, 2003 were natural gas, approximately 68% of which were classified as proved developed. We operate approximately 85% of our producing wells.

      We began exploring for natural gas and oil in December 1985 on behalf of The Brooklyn Union Gas Company. Brooklyn Union is an indirect wholly owned subsidiary of KeySpan Corporation. KeySpan, a member of the Standard & Poor’s 500 index, is a diversified energy provider whose principal natural gas distribution and electric generation operations are located in the Northeastern United States. In September 1996, we completed our initial public offering and sold approximately 31% of our shares to the public. As of December 31, 2003, THEC Holdings Corp., an indirect wholly owned subsidiary of KeySpan, owned approximately 55% of our outstanding common stock.

      Our principal executive offices are located at 1100 Louisiana, Suite 2000, Houston, Texas 77002. Our telephone number is (713) 830-6800.

USE OF PROCEEDS

      Unless we specify otherwise in the accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for the repayment of debt and for general corporate purposes. General corporate purposes may include additions to working capital, repurchases of our stock, capital expenditures or the financing of possible acquisitions, including acquisitions of onshore and offshore natural gas and oil properties. If we do not use the net proceeds immediately, we may temporarily invest them in short-term, interest-bearing obligations.

      We will not receive any proceeds from the sale of any shares of our common stock offered by the selling securityholder.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges:

	Years Ended December 31,

	1999		2000		2001		2002		2003

Ratio of earnings to fixed charges	2.0	x	5.5	x	12.8	x	7.6	x	13.6	x

      For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as:

•	income from continuing operations before income taxes;

•	plus fixed charges; and

•	less capitalized interest.

      Fixed charges are defined as the sum of the following:

•	interest (including capitalized interest) on all indebtedness; and

•	that portion of rental expense which we believe to be representative of an interest factor.

DESCRIPTION OF DEBT SECURITIES

      Any debt securities we offer will be our direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a trustee that is qualified to act under the Trust Indenture Act of 1939. The trustee for each series of debt securities will be identified in the applicable prospectus supplement. Any senior debt securities will be issued under a “senior indenture” and any subordinated debt securities will be issued under a “subordinated indenture.” Together, the senior indenture and the subordinated indenture are called “indentures.”

      The following description is a summary of the material provisions of the indentures. It does not restate those agreements in their entirety. The forms of indentures and any supplemental indentures will be filed by us from time to time by means of an exhibit to a Current Report on Form 8-K and will be available for inspection at the corporate trust office of the trustee, or as described above under “Where You Can Find More Information.” The indentures will be subject to, and governed by, the Trust Indenture Act. We will execute an indenture and supplemental indenture if and when we issue any debt securities. We urge you to read the indentures and any supplemental indenture because they, and not this description, define your rights as a holder of the debt securities.

      If the terms of any series of debt securities differ from the terms described below, those terms will be described in the prospectus supplement relating to that series of debt securities.

General

      The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

      A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	the currency or currency unit in which the debt securities will be payable;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear (or, if they are floating rate securities, the basis for the interest rate) and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional Events of Default or covenants;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered;

•	any restriction on the declaration of dividends or restrictions requiring the maintenance of any asset ratio or the creation or maintenance of reserves;

•	the names and duties of any co-trustees, calculation agents, paying agents or registrars for the debt securities; and

•	any other terms of the debt securities.

      None of the indentures will limit the amount of debt securities that may be issued by us. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

      Debt securities of a series may be issued in registered, bearer, coupon or global form.

Denominations

      Unless the prospectus supplement for each issuance of debt securities states otherwise, the securities will be issued in registered form of $1,000 each or multiples thereof.

Subordination

      Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all of our senior debt, whether existing at the date of the subordinated indenture or subsequently incurred. The subordinated indenture will provide that no payment of principal, interest or any premium on the subordinated debt securities may be made in the event:

•	of any insolvency, bankruptcy or similar proceeding involving us or our property, or

•	we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

      The subordinated indenture will not limit the amount of senior debt that we may incur.

      “Senior Debt” will be defined in the subordinated indenture to include all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, including principal of and any interest or premium on such amounts, whether incurred on, before or after the date of the subordinated indenture, that is not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

Consolidation, Merger or Sale

      Each indenture generally will permit a consolidation or merger between us and another corporation. They also will permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation will assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other corporation or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation. If we sell all or substantially all of our assets, we will be released from all our liabilities and obligations under any indenture and under the debt securities.

Modification of Indentures

      Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent.

Events of Default

      “Event of Default” when used in an indenture, will mean any of the following:

•	failure to pay the principal of or any premium on prescribed debt securities when due;

•	failure to deposit any sinking fund payment when due;

•	failure to pay interest when due on prescribed debt securities for 30 days;

•	failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization of Houston Exploration; or

•	any other event of default included in any indenture or supplemental indenture.

      An event of default for a particular series of debt securities will not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default, except a default in the payment of principal or interest, if it considers the withholding of notice to be in the best interests of the holders.

      If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

      Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

      Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

      If there are any restrictive covenants applicable to a series of debt securities, we will describe them in the prospectus supplement for that series.

Payment and Transfer

      We will pay principal, interest and any premium on fully registered debt securities at designated places. We will make payment by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. If we make debt securities payments in other forms, we will pay those payments at a place designated by us and specified in a prospectus supplement.

      You may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

      We may issue one or more series of the debt securities as permanent global debt securities deposited with a depositary. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depository Trust Company (“DTC”) acts as depository.

      Each global debt security will be deposited with, or on behalf of, DTC, as depository, or its nominee, and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

      Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold those interests through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities they purchase in definitive form. These laws may impair your ability to transfer beneficial interests in a global debt security.

      We will make payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC immediately will credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective interests in the principal amount of that global debt security, as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

      Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

      A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depository for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

      Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and integral multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

      Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

      We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action. Additionally, those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised us as follows:

•	DTC is:

•	is a limited-purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

•	DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

•	Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

Discharging Our Obligations

      We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

      Under U.S. Federal income tax law as of the date of this prospectus, such a discharge should be treated as an exchange of the related debt securities. Each holder generally will be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of such a discharge, including the applicability and effect of tax laws other than the U.S. Federal income tax laws.

Meetings

      Each indenture will contain provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “— Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “— Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series, unless, as discussed in “— Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

      Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent the Trust Indenture Act applies.

Notices

      Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

The Trustee

Resignation or Removal of Trustee

      If the trustee serves as trustee under both the senior indenture and the subordinated indenture, the provisions of the indentures and the Trust Indenture Act governing trustee conflicts of interest will require the trustee to resign as trustee under either the subordinated indenture or the senior indenture upon the occurrence of any uncured event of default with respect to any series of senior debt securities. Also, any uncured event of default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or the subordinated indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

      The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series also may remove the trustee with respect to the debt securities of that series.

Limitations on Trustee if it is One of Our Creditors

      Each indenture will contain certain limitations on the right of the trustee thereunder, in the event that it becomes one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

      The trustee will be required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve as such, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

      Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee will be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to that action have been complied with by us.

DESCRIPTION OF CAPITAL STOCK

General

      As of the date of this prospectus, we are authorized to issue up to 55,000,000 shares of stock, including up to 50,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. As of March 15, 2004, we had 31,786,097 shares of common stock and no shares of preferred stock outstanding. As of that date, we also had options outstanding and exercisable for approximately 2,222,343 shares of common stock.

      The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our restated certificate of incorporation, restated bylaws, the Delaware General Corporation law and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

Section 203 of the Delaware General Corporation Law

      We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law (DGCL). Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to that date, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (3) on or after such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock. Our restated certificate of incorporation provides that Section 203 of the DGCL will not apply to restrict a business combination between us and an interested stockholder if (1) the business combination was approved by our board of directors prior to the time that such stockholder became an interested stockholder or (2) the stockholder became an interested stockholder as a result of, and at or prior to the effective time of, a transaction which was approved by our board of directors prior to the time such stockholder became an interested stockholder.

Limitation on Changes in Control

      Certain of the provisions of our restated certificate of incorporation and restated bylaws and the provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control or the removal of our existing management or deterring potential acquirors from making an offer to our stockholders. This could be the case even if a majority of our stockholders might benefit from such a change in control or offer. In addition, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including voting rights that would require the approval of a percentage of the preferred stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of common stock.

Provisions of the Restated Certificate of Incorporation and Restated Bylaws

      Our restated certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting. The restated certificate of incorporation further provides that the number of directors will not be fewer than three nor more than 15. An amendment to our restated certificate of incorporation relating to the composition of the board of directors, an amendment of our bylaws or limitations on the liability of our directors, requires the vote of at least 66 2/3% of our stockholders entitled to vote in an election of directors, voting together as a single class. An amendment to our bylaws by our stockholders requires the affirmative vote of at least 66 2/3% of our stockholders entitled to vote in an election of directors, voting together as a single class.

Common Stock

      Voting Rights. Each holder of our common stock is entitled to one vote per share. Subject to any rights of the holders of any series of preferred sock pursuant to applicable law or the provision of the certificate of designations creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

      Dividends. Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock.

      Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally, in proportion to the number of shares of our common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

      Miscellaneous. The issued and outstanding shares of our common stock are fully paid and nonassessable. Holders of shares of common stock are not entitled to preemptive rights. Shares of common stock are not redeemable or convertible into shares of any other class of capital stock. The Bank of New York is the transfer agent and registrar for our common stock.

Preferred Stock and Depositary Shares

      We may issue shares of our preferred stock in one or more series. We will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions relating to its offering and sale at the time of the offer and sale. We also may issue fractional shares of preferred stock that will be represented by depositary shares and depositary receipts.

Description of Preferred Stock

      Our restated certificate of incorporation authorizes our board of directors or a committee of our board of directors to cause preferred stock to be issued in one or more series without action by our stockholders. Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock and can determine the number of shares of each series, and the rights, preferences and limitations of each series. We may amend our certificate of incorporation to increase the number of authorized shares of preferred stock in a manner permitted by the restated certificate of incorporation and the DGCL. As of the date of this prospectus, we have no shares of preferred stock outstanding.

      The particular terms of any series of preferred stock being offered by us under this prospectus will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

•	the number of shares of the series of preferred stock being offered;

•	the title and liquidation preference per share of that series of the preferred stock;

•	the purchase price of the preferred stock;

•	the dividend rate or method for determining the dividend rate;

•	the dates on which dividends will be paid;

•	whether dividends on that series of preferred stock will be cumulative or non-cumulative and, if cumulative, the dates from which dividends will accumulate;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	any conversion or exchange provisions applicable to that series of preferred stock;

•	whether we have elected to offer depositary shares with respect to that series of preferred stock; or

•	any additional dividend, liquidation, redemption, sinking fund or other preferences, rights or restrictions applicable to that series of preferred stock.

      If the terms of any series of preferred stock being offered differ from the terms set forth below, those terms will also be disclosed in the prospectus supplement relating to that series of preferred stock. You should refer to the certificate of designations relating to the series of the preferred stock for the complete terms of that preferred stock. The certificate of designations for any series of preferred stock will be filed with the SEC promptly after the offering of that series of preferred stock.

      The preferred stock, when issued, will be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, in the event we liquidate, dissolve or wind-up our business, each series of preferred stock will have the same rank as to dividends and distributions as each other series of the preferred stock we may issue in the future. Holders of preferred stock will have no preemptive rights to subscribe for or purchase shares of our capital stock.

      Dividend Rights. Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends at the rates and on the dates set forth in the applicable prospectus supplement. Dividend rates may be fixed or variable or both. Different series of preferred stock may be entitled to dividends at different dividend rates or based on different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books, or, if applicable, the records of the depositary referred to below under “Depositary Shares” on record dates determined by our the board of directors. Dividends on any series of the preferred stock may be cumulative or non-cumulative, as specified in the applicable prospectus supplement. If the board of directors fails to declare a dividend on any series of preferred stock for which dividends are non-cumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

      We will not pay or declare full dividends on any series of preferred stock, unless we have or are contemporaneously declaring and paying full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) on all other series of preferred stock which have the same rank as, or rank senior to, that series of preferred stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other series of preferred stock having the same rank as, or ranking senior to, that series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of preferred stock and the other preferred stock bear to each other. In addition, generally, unless full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of preferred stock have been paid, no dividends will be declared or paid on our common stock and generally we may not redeem or purchase any common stock. No interest, or sum of money in lieu of interest, will be paid in connection with any dividend payment or payments which may be in arrears.

      The amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

      Rights Upon Liquidation. In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions in the amount set forth in the applicable prospectus supplement relating to each series of preferred stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of common stock. If the amounts payable with respect to preferred stock of any series and any stock having the same rank as that series of preferred stock are not paid in full, the holders of preferred stock and of such other stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of preferred stock and any stock having the same rank as the preferred stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

      Redemption. Any series of preferred stock may be redeemable, in whole or in part, at our option. In addition, any series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be set forth in the applicable prospectus supplement.

      If a series of preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the year we can begin to redeem shares of the preferred stock, the number of shares of the preferred stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or in cash that we have received specifically from the sale of our capital stock, as specified in the prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of preferred stock may also provide that, if no such capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of preferred stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the prospectus supplement.

      If fewer than all the outstanding shares of any series of preferred stock are to be redeemed, whether by mandatory or optional redemption, the board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

      In the event that full dividends, including accrued but unpaid dividends, if any, have not been paid on any series of preferred stock, we may not redeem that series in part and we may not purchase or acquire any shares of that series of preferred stock, except by an offer made on the same terms to all holders of that series of preferred stock.

      Conversion Rights. The applicable prospectus supplement will state the terms, if any, on which shares of a series of preferred stock are convertible into shares of common stock or another series of our preferred stock. As described under “— Redemption” above, under certain circumstances, preferred stock may be mandatorily converted into common stock or another series of our preferred stock.

      Voting Rights. Except as indicated below or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of preferred stock will not be entitled to vote. Except as indicated in the applicable prospectus supplement, in the event we issue full shares of any series of preferred stock, each share will be entitled to one vote on matters on which holders of that series of preferred stock are entitled to vote. However, as more fully described below under “— Description of Depositary Shares,” if we issue depositary shares representing a fraction of a share of a series of preferred stock, each depositary share will, in effect, be entitled to that fraction of a vote, rather than a full vote. Because each full share of any series of preferred stock will be entitled to one vote, the voting power of that series will depend on the number of shares in that series, and not on the aggregate liquidation preference or initial offering price of the shares of that series of preferred stock.

      Transfer Agent and Registrar. Unless otherwise indicated in the applicable prospectus supplement, The Bank of New York will be the transfer agent, registrar and dividend disbursement agent for the preferred stock and any depositary shares (see the description of depositary shares below). The registrar for the preferred stock will send notices to the holders of the preferred stock of any meetings at which such holders will have the right to elect directors or to vote on any other matter.

Description of Depositary Shares

      General. We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

      The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us (the depositary). Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be issued to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement of which this prospectus is a part. The following description is a summary of the material provisions of the deposit agreement, the depositary shares and the depositary receipts. It does not restate those agreements in their entirety.

      Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders.

      If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

      Redemption of Depositary Shares. If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

      After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of the holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

      Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares.

      Amendment and Termination of the Depositary Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

      Resignation and Removal of Depositary. The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

      Miscellaneous. The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

      Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Description of Permanent Global Preferred Securities

      Certain series of the preferred stock or depositary shares may be issued as permanent global securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depositary arrangements applicable to preferred stock or depositary receipts issued in permanent global form and for which DTC will act as the depositary (global preferred securities).

      Each global preferred security will be deposited with, or on behalf of, DTC or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global preferred securities are not exchangeable for definitive certificated preferred stock or depositary receipts.

      Ownership of beneficial interests in a global preferred security is limited to institutions that have accounts with DTC or its nominee (participants) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global preferred security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global preferred security. Ownership of beneficial interests in a global preferred security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the preferred stock or depositary shares, as the case may be, represented by a global preferred security. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global preferred security.

      Payments on preferred stock and depositary shares represented by a global preferred security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global preferred security representing the preferred stock or depositary shares. We have been advised by DTC that upon receipt of any payment on a global preferred security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in that global preferred security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global preferred security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither we nor any of our agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of beneficial interests in a global preferred security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

      A global preferred security is exchangeable for definitive certificated preferred stock or depositary receipts, as the case may be, registered in the name of, and a transfer of a global preferred security may be registered to, a person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global preferred security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934; or

•	we determine in our discretion that the global preferred security shall be exchangeable for definitive preferred stock or depositary receipts, as the case may be, in registered form.

      Any global preferred security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive certificated preferred stock or depositary receipts, as the case may be, registered by the registrar in the name or names instructed by DTC. We expect that those instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global preferred security.

      Except as provided above, owners of the beneficial interests in a global preferred security will not be entitled to receive physical delivery of certificates representing shares of preferred stock or depositary shares, as the case may be, and will not be considered the holders of preferred stock or depositary shares, as the case may be. No global preferred security shall be exchangeable except for another global preferred security to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global preferred security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of preferred stock or depositary shares, as the case may be.

      We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global preferred security desires to give or take any action that a holder of preferred stock or depositary shares, as the case may be, is entitled to give or take, DTC would authorize the participants holding the relevant beneficial interests to give or take that action and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

      A brief description of DTC is set forth above under “Description of Debt Securities — Global Securities.”

SELLING SECURITYHOLDER

      In addition to covering the offering of securities by us, this prospectus covers the possible offering for resale from time to time of up to an aggregate of 17,380,392 shares of common stock by a selling securityholder, THEC Holdings Corp., an indirect wholly-owned subsidiary of Keyspan Corporation. Keyspan has publicly stated that it does not consider its investment in our company to be a core asset and it may therefore decide from time to time to sell all or part of its investment in our shares.

      As of March 16, 2004, Keyspan beneficially owns 17,380,392 shares of common stock, or approximately 55% of our issued and outstanding common stock. The Chairman of our Board of Directors, Robert B. Catell, is also the Chairman of the Board of Directors and Chief Executive Officer of Keyspan. In addition to Mr. Catell, four of our eleven other directors are currently affiliated with Keyspan: Robert J. Fani is President, Energy Assets and Supply of Keyspan; Gerald Luterman is Executive Vice President and Chief Financial Officer of Keyspan; H. Neil Nichols is Senior Vice President of Corporate Development and Asset Management of Keyspan; and Stephen M. McKessy is a member of Keyspan’s Board of Directors and serves on the Audit Committee.

      If Keyspan elects to sell securities under this prospectus, a prospectus supplement will set forth, with respect to the selling securityholder:

•	the nature of any other position, office or other material relationship that the selling securityholder has had with us or any of our affiliates within the prior three years;

•	the amount of securities owned by the selling securityholder prior to the offering;

•	the amount of securities to be offered for the selling securityholder’s account; and

•	the amount and (if one percent or more) the percentage of securities to be owned by the selling securityholder after completion of the offering.

PLAN OF DISTRIBUTION

Primary Offerings

      We may sell our securities through agents, underwriters or dealers or directly to purchasers.

      We may designate agents to solicit offers to purchase our securities.

•	We will name any agent involved in offering or selling our securities and any commissions that we will pay to the agent in the prospectus supplement.

•	Unless we indicate otherwise in the prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

•	Our agents may be deemed to be underwriters under the Securities Act of 1933 of any of our securities that they offer or sell.

      We may use an underwriter or underwriters in the offer or sale of our securities.

•	If we use an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of our securities.

•	We will include the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the prospectus supplement.

•	The underwriters will use the prospectus supplement to sell our securities.

      We may use a dealer to sell our securities.

•	If we use a dealer, we, as principal, will sell our securities to the dealer.

•	The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

•	We will include the name of the dealer and the terms of our transactions with the dealer in the prospectus supplement.

      We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. We will describe the terms of our direct sales in the prospectus supplement.

      We may indemnify agents, underwriters, and dealers against certain liabilities, including liabilities under the Securities Act of 1933. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with us or perform services for us in the ordinary course of business.

      We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

•	If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

•	These delayed delivery contracts will be subject only to the conditions that we set forth in the prospectus supplement.

•	We will indicate in the prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

      As of the date of this prospectus, we have engaged no underwriter, broker, dealer or agent in connection with any distribution of securities pursuant to this prospectus.

Secondary Offerings

      The selling securityholder may sell securities covered by this prospectus from time to time in one or more transactions for so long as we keep the registration statement of which this prospectus forms a part effective. The selling securityholder may offer its securities directly to purchasers or through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholder and/or the purchasers of the securities for whom they act as agent. The selling securityholder may sell securities at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. These sales may be effected in one or more transactions, including:

•	on the New York Stock Exchange or any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in hedging or derivative transactions;

•	in a private transaction and transactions other than on the New York Stock Exchange or other exchange or services or in the over-the-counter market;

•	through the writing of options, whether those options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

The selling securityholder might not elect to sell any securities under this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling securityholder will act independently of us in making decisions with respect to the timing, manner and size of any sales by it of securities covered by this prospectus.

      As of the date of this prospectus, we have engaged no underwriter, broker, dealer or agent in connection with any distribution of securities pursuant to this prospectus by the selling securityholder. To the extent required, the amount of securities to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to the selling securityholder from the sale of its securities offered hereby will be the sale price of those shares, less commissions, if any, and any other expenses of issuance and distribution not borne by us.

      The selling securityholder and any brokers, dealers, agents or underwriters that participate with the selling securityholder in a distribution of securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, in which case any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

      The applicable prospectus supplement will set forth the extent to which we will have agreed to bear fees and expenses of the selling securityholder in connection with the registration of the securities being offered by it. We may, if so indicated in the applicable prospectus supplement, agree to indemnify the selling securityholder against certain civil liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

      The legality of the securities have been passed upon for us and the selling securityholder by King & Spalding LLP, Houston, Texas. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” on January 1, 2003, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

6,200,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT
                    , 2004

LEHMAN BROTHERS

GOLDMAN, SACHS & CO.

WACHOVIA SECURITIES
A.G. EDWARDS
HOWARD WEIL INCORPORATED
KEYBANC CAPITAL MARKETS
PETRIE PARKMAN & CO.